<EXHIBIT 1>

NEWS RELEASE

Craigavon, Northern Ireland/Rockaway, NJ	14 May 2003

Galen Holdings PLC

Results for the second quarter ended 31 March 2003

Craigavon, Northern Ireland/Rockaway, New Jersey, USA - 14 May 2003: Galen Holdings PLC ("Galen") (LSE: GAL.L, Nasdaq: GALN), announces its results for the quarter ended 31 March 2003.

Financial Highlights
	Quarter ended 31 March 2003 ($ m)	Quarter ended 31 March 2002 ($ m)	Change (%)
Revenues

- Products	89.2	56.7	57%
- Services (Discontinued)	--	19.7	--
Total	89.2	76.4	17%

Operating profits*

- Products	34.8	19.9	75%
- Services (Discontinued)	--	3.6	--
Total	34.8	23.5	48%

Earnings per share*

Adjusted EPS (cents)	16.1	10.1	59%

*before amortisation of goodwill and intangibles

* Earnings per ordinary share, before amortisation of goodwill and intangible assets, increased to 16.1 cents, up 59% over the same quarter in the prior year.

* Total pharmaceutical product revenues increased by 57% from $56.7 million to $89.2 million reflecting strong underlying growth of 39% from our core promoted brands, Ovcon (R), Estrace (R) cream and Doryx (R) (see table on page 3 for breakdown), the addition of Duricef (R) and Moisturel (R), acquired in March 2002, and Sarafem (R), the US sales and marketing rights of which were acquired in January 2003. Sarafem (R) contributed $15.4 million in revenues during the quarter.

* The results of the comparative quarter include the Pharmaceutical Services business, which was disposed of in the year ended 30 September 2002.

* Operating profit, before amortisation of goodwill and intangibles, increased to $34.8 million compared to $23.5 million in the same quarter last year, an increase of 48%, despite divestment of Services business.

* During the quarter, the business generated cash of $36.2 million. Cash on hand at 31 March 2003 was $50 million. During the quarter we purchased Estrostep (R) and Loestrin (R) and the US sales and marketing rights for Sarafem (R) for approximately $500 million. These transactions were financed from existing cash resources and the drawdown of approximately $200 million in senior debt, part of a new $450 million facility put in place during the quarter. Net debt at 31 March 2002 was $197.8 million.

* The Board has recommended the payment of an interim dividend of 1.20p per share, up 20% from last year.

Business Highlights

* Completed acquisition of US sales and marketing rights, and recorded first sales of Sarafem (R) (January).

* Announced the acquisition of Estrostep (R), Loestrin (R) and the proposed acquisition of femhrt (R) from Pfizer for $359 million (March).

* Received an approvable letter for new Ovcon (R) (February).

* Received FDA approval for Femring (TM) (March).

Commenting on the results, Roger Boissonneault, Chief Executive, said:

"During the period, we have made excellent progress in all elements of the business as we continue to build our position in our markets. We have again achieved record sales and profit growth, our recent corporate activity has expanded our US product portfolio, and our investment in R&D was rewarded by our first major NDA approval in the US. We believe our strategy is well set for the future and we approach the second half of 2003 with much confidence."

For further information, please contact:
Galen Holdings PLC
David G. Kelly	Today:	+ 44 (0) 207 831 3113
	Thereafter:	+ 44 (0) 28 3833 4974

Financial Dynamics
Sophie Pender-Cudlip / Francetta Carr	Tel:	+ 44 (0) 20 7831 3113

For further information on Galen visit: www galenplc com

An analyst presentation will take place at 9.30am (GMT) today at the offices of Financial Dynamics, Holborn Gate, 26 Southampton Buildings, London WC2. A conference call will also take place at 2pm (GMT). Please call Mo Noonan on 020 7269 7116, for further details.

Commentary on the results of the 2nd Quarter to 31 March 2003

Sales & Marketing

Sales of pharmaceutical products by the group continue to show growth as illustrated by the table below.

Product/Group	2nd Quarter	% Growth over prior year QTR	Half-Year	% Growth over prior Half-Year
Net Sales	$'M	%	$'M	%

Sarafem (R)	15.4	N/A	15.4	N/A

Ovcon (R)	13.4	20%	25.8	25%

Estrace (R) Cream	10.1	34%	20.8	22%

Estrace (R) Tablets	8.3	9%	12.9	13%

Doryx (R)	17.2	62%	31.1	44%

Duricef (R) and Moisturel (R)	6.0	N/A	11.6	N/A

Other US	2.5	-54%	4.8	-53%

Other U.K. and Ireland	16.3	13%	35.5	16%

TOTAL	89.2	57%	157.9	42%

For the quarter ended 31 March 2003 total product sales were $89.2 million, an increase of 57% over the same quarter last year. While a significant part of this growth was driven by newly acquired products and product rights, particularly Sarafem (R), we nevertheless saw growth of 39% for our three US promoted products, Ovcon (R), Estrace (R) Cream and Doryx (R).

As we have stated in prior quarters, the sales of products in any quarter tend to fluctuate depending on the buying patterns of a small number of large distributors in the US. Thus, the performance of any one product in any particular quarter is not necessarily indicative of a longer term trend.

As illustrated by the above table, the growth in our key promoted products remains strong. Ovcon (R) (oral contraception) and Doryx (R) (acne) in particular continue to build market share as new prescriptions grow. This continued growth in market share is a testament to the commitment and professionalism of our sales team.

Margins

The gross margin for the quarter was 80% compared to 69% for the same period last year. This improvement is largely attributable to the disposal of our lower margin services businesses during our last financial year and as a result of a greater proportion of our sales being generated from our US business.

Operating margin, before amortisation of goodwill and intangibles, was $34.8 million or 39% compared to $23.5 million or 31% in the same quarter last year. If the services contribution for last year is excluded, the operating margin from products showed an improvement from 35% to 39%, and increased in absolute dollar terms from $19.9million to $34.8million, i.e. 75% growth.

Research & Development

Total research and development costs were $6.6 million, compared to $4.8 million in the same quarter last year, an increase of 38%. This increase in cost reflects our ongoing investment in our development pipeline.

During the quarter, we continued clinical work on our oral estradiol-3-acetate product, for the treatment of the symptoms of menopause, and our vaginal ring containing metronidazole, for the treatment of bacterial vaginosis.

This quarter was significant from an R&D perspective as we received a approvable letter for our new Ovcon product and final approval for Femring™ , our first vaginal ring product to be approved in the United States. Femring™ is due to be launched in June of this year.

Liquidity

During the quarter we purchased Estrostep (R) and Loestrin (R) and the US sales and marketing rights for Sarafem (R) for approximately $500 million. These transactions were financed from existing cash resources and the drawdown of approximately $200 million in senior debt. Net debt at 31 March 2002 was $197.8 million being a combination of $198.1 million repayable within 3 years, $49.7 million of senior notes and $50 million cash. On our balance sheet $67.0 million of this debt is classified as falling due within one year.

Cash generated from operations during the quarter remains strong at $36.2 million. Strong continuing cashflow, now complemented by cash generated from Sarafem (R) sales, helped to rebuild cash on hand to $50 million.

Adoption of US Dollar

As noted previously, we have adopted the US dollar as the functional currency for the Group for the year ending 30 September 2003. We therefore present this quarter's results in US dollars and under UK generally accepted accounting principles (UK GAAP).

In addition, we have included our results in US dollars under US GAAP also, as we have done in prior years.

Chairman & Chief Executive's Report on the Interim Results for the six-months ended 31 March 2003

Overview

Galen Holdings PLC is a specialty pharmaceutical company essentially focused on two core therapeutic areas: women's healthcare and dermatology. The acquisition of Warner Chilcott in October 2000 afforded the Company access to the US pharmaceuticals market where it has achieved impressive growth and the board believes that significant future growth can be achieved. Since then, your directors have invested further in building our US pharmaceuticals business. The pharmaceutical services business has been disposed of, thereby improving margins and releasing resources that have been reinvested in the pharmaceutical business. The success of this approach has been clearly demonstrated in the continued excellent financial performance of the Company. For the six-month period ended 31 March 2003, we have had outstanding success in implementing our strategy to continue organic growth of our pharmaceutical business, develop new proprietary products and acquire products that complement and strengthen our existing product range.

Financials

For the six-month period ended 31 March 2003, Galen again achieved a record performance with sales of $157.9 million. This compares with turnover of $153.8 million for the six-month period ended 31 March 2002, which included sales of $42.2 million from our services business. Excluding these sales our revenue growth was 41.5%. Earnings per share before amortisation of goodwill and intangible assets rose by 48% to 28.9 cents.

Gross profit increased to $124.8 million from $103.8 million, notwithstanding the sale of our services businesses, reflecting continued strong growth in the US. Galen's gross profit margin has now risen to 80%. In our first half-year, 78% of our revenues, now exclusively driven by product sales, originated in the US.

Operating profit for the period before amortisation of goodwill and intangible assets increased from $46.8 million to $59.8 million, an increase of 27.8%. On a like for like basis, excluding the now discontinued services businesses, our operating profit before amortisation rose by 56.3%. For the first half of this year our operating margin was 37.9%. Research and development costs increased to $12.1 million as new projects were added, compared to $9.2 million for the same period last year. For the half-year we generated cash from operations of $58.9 million, reflecting the underlying strength of our pharmaceutical business.

These excellent results reflect continued strong growth in the business and a successful transition to a specialty pharmaceutical business model. Your board is pleased to declare an interim dividend of 1.2 pence per ordinary share, a 20% increase over the 1.0 pence declared for the same period last year.

Corporate Activity

Galen is committed to continued growth in its rapidly expanding US pharmaceuticals business, which is built around Warner Chilcott. Last year we took the decision to dispose of our pharmaceutical services businesses to free up resources for our ambitious growth plans in the US pharmaceutical sector. These divestments raised approximately $235 million in the 2002 financial year.

During the half-year ended 31 March 2003, the company successfully completed two major product acquisitions in the women's healthcare category and negotiated a major strategic alliance in dermatology. Your directors believe that the impact of these activities has greatly enhanced the Company's opportunity for growth.

In January 2003, we completed the acquisition of the US sales and marketing rights for Sarafem (R) from Eli Lilly and Company. Sarafem (R) (fluoxetine hydrochloride) is a prescription treatment for premenstrual dysphoric disorder (PMDD), a severe form of premenstrual syndrome, and was the first FDA-approved product for this condition. Launched by Lilly in 2000, Sarafem (R) had revenues of approximately $80 million in the calendar year 2002 and the cash consideration for this transaction was approximately $295 million.

In contraception and hormone therapy we announced in March 2003 the acquisition from Pfizer Inc. of the oral contraceptives Loestrin (R) and Estrostep (R) and an oral continuous combined hormone therapy, femhrt (R). The total consideration for the transaction was approximately $359.0 million with up to a further $125 million contingent on the maintenance of market exclusivity for Estrostep (R) to 2008 and femhrt (R) to 2010. Total revenues for these three products in the year 2002 were $228.3 million.

These acquisitions complement our existing women's healthcare franchise. Sarafem (R) represents a new non-hormonal therapy in a developing therapeutic area. Estrostep (R) and femhrt (R) were developed by our CEO, Roger Boissonneault whilst at Warner Lambert. These products are complementary to existing Warner Chilcott products and greatly strengthen our position in these two important therapeutic areas.

The Company is engaged in legal proceedings against Barr Laboratories for patent infringement in respect of Estrostep (R) and femhrt (R) and Teva Pharmaceuticals USA, Inc. for patent infringement in respect of Sarafem (R). Galen continues to pursue these claims vigorously.

On 1 April 2003, we entered into a co-promotion agreement with Bristol-Myers Squibb Company for Dovonex (R) and a development agreement with LEO PHARMA A/S for Dovobet (R). This alliance represents a key milestone in the development of our US dermatology franchise. Dovonex (R) is a leading non-steroidal product in the treatment of psoriasis, and Dovobet (R) (which is a combination of the active ingredient in Dovonex (R) and the steroid betamethasone diproprionate) gives us access to new treatment technology through a formal relationship with one of the worlds leading dermatology R&D companies. Under the terms of the agreements for Dovobet (R), Galen will pay LEO Pharma a total of $47 million by the time Dovobet (R) progresses to full FDA approval, $40 million of which is payable upon approval. In the case of Dovonex (R) the term of the co-promotion agreement is until 31 December 2007 and between now and 1 January 2006, Galen has an option to purchase Bristol-Myers Squibb's US rights to the product under pre-negotiated terms; however, BMS can refuse to sell its rights to Dovonex prior to 1 August 2005. If Galen exercises its option on 1 August 2005, Bristol-Myers Squibb is obliged to conclude the purchase transaction. This is an exciting development for the evolution of our dermatology franchise and pipeline.

During this intensive period of corporate activity our balance sheet remains robust. At 31 March 2003, total borrowings, including $50.0 million of high yield (12.625%) bonds inherited at the time of the Warner Chilcott acquisition, were $247.0 million. We have put in place a senior debt facility of $450.0 million. Of this, $200.0 million was drawn down at 31 March to finance the acquisition of Estrostep (R) and Loestrin (R). The balance remains available to the company and was part utilised to complete the acquisition of femhrt (R) in April.

Cash generated during the six months to 31 March 2003 was $58.9 million and cash at hand 31 March 2003 was $50 million. The company continues to generate strong cashflow, which will now be complemented by the addition of recently acquired products to the portfolio.

Sales and Marketing

Our sales and marketing capabilities continue to be the key contributor to our success. We have a proven track record of sustaining product growth, revitalising acquired products and successfully launching new products in the United States utilising precision marketing techniques. These techniques are used to target marketing and promotion of our key branded products to high volume prescribing physicians and to employ our resources effectively with a view to maximizing growth in sales and market share for our key products.

During the half-year we continued to make gains in our core therapeutic areas. Total pharmaceutical product revenues for the period were $157.9 million representing a 41.5% increase over the previous year. When the sales of Sarafem (R) (acquired in January 2003) and Duricef (R) and Moisturel (R) (acquired on 28 March 2002), are excluded, the increase in sales was a healthy 17%. The United States now represents 78% of total revenues, a proportion which will increase as we include revenues from the recently acquired products and Femring (TM) in the second half of this financial year.

In women's healthcare, Galen has products in two categories important to our target clinician, the obstetrician and gynaecologist (OBGYN): contraception and hormone therapy. Our oral contraceptive Ovcon (R) continues to grow strongly, with sales in the period of $25.8 million up 25% over the same period last year. This is an excellent platform for the launch of our Ovcon (R) line extension, for which we received an approvable letter in January 2003. Oral contraceptives Loestrin (R) and Estrostep (R) will join Ovcon (R) in our oral contraceptive offerings in the second half of this financial year.

In estrogen replacement therapy, our Estrace (R) Tablets product remains the second most widely prescribed ERT product in the US. Sales of Estrace (R) Tablets were $12.9 million for the half-year. We do not actively promote this product and our strategic objective is to maintain market position until the launch of our proprietary second generation tablet formulation. We expect to submit an NDA to the FDA for the new tablet during the second half of this financial year. Estrace (R) Cream, which is indicated for the treatment of the local symptoms of the menopause and is prescribed by both the OBGYN and urologist, had revenues of $20.8 million, an increase of 22% over the same period last year.

In dermatology, our pelletised formulation of doxycycline, Doryx (R), is the branded oral tetracycline most widely prescribed by dermatologists in the US for the treatment of acne. Revenues for this product increased to $31.1 million which is a 44% increase over the same period last year. The introduction of the 75mg dose in January 2002 has improved flexibility in the prescribing of this product.

During the past two years our Warner Chilcott salesforce in the US has operated at a strength of 226 persons. This has given us the reach and frequency of specialist contact to achieve excellent growth for our major promoted products. Your board believes that our continued strong organic growth, combined with the expected impact of recent acquisitions of products and product rights (Sarafem (R), Estrostep (R), Loestrin (R) and femhrt (R)) and the launch of a new product (Femring (TM)), present an exciting growth opportunity for the Company. In order to support the new value creating opportunities presented and maintain the momentum of our core products, it has become necessary to increase the size of our sales organisation. Following the acquisition of the US sales and marketing rights for Sarafem (R) in January 2003, we commenced a programme to expand our salesforce to approximately 340 representatives organised in two teams: Warner Chilcott Women's Healthcare and Warner Chilcott Specialty. We believe that this sales organisation will be well sized to enhance value in our expanded portfolio.

Research and Development

Investment in R&D for the six-month period ended March 2003 was $12.1 million, representing a 31% increase over the same period last year. Our R&D efforts are now firmly focused on the development of proprietary products for commercialisation in the US. In the first half of this financial year we have seen a marketing approval and approvable letters from the FDA for our first internally developed products. The approval of Femring (TM) in the US in March 2003 was one of the most significant events in Galen's product development history.

Our R&D programmes continue to strengthen. In women's healthcare we have ongoing projects in contraception, estrogen replacement therapy, infection control and female sexual dysfunction. To this we add PMDD and additional contraceptive projects flowing from our recent acquisition activity. During the half-year we received final approval for our vaginal ring estrogen replacement product (Femring (TM)) and an approvable letter for our Ovcon (R) line extension. Our estradiol-3-acetate tablet is in the final stages of Phase III and we anticipate an NDA submission in the second half of this financial year. Our metronidazole ring for the treatment of bacterial vaginosis is the first example of the use of vaginal ring technology in infection control and is well into Phase III development with a targeted filing date of 2004. Our testosterone vaginal ring remains in Phase II as we evaluate the regulatory acceptability of various experimental models to assess treatments for female sexual dysfunction. In addition, in November 2002 our patent for delivery of two forms of iron in pre-natal vitamins was granted in the US.

In dermatology we have made a major addition to our pipeline with our development agreement with LEO PHARMA A/S for Dovobet (R) in the US. We continue to develop new delivery methods for doxycycline for further generations of our Doryx (R) franchise in acne with submissions to the FDA expected later this financial year or early next.

Outlook

In the period since the acquisition of Warner Chilcott in October 2000, Galen Holdings has transformed its business model to that of a speciality pharmaceutical company with a clear therapeutic and geographic focus. The divestment of our services businesses have been effected without disruption to earnings, and it is the opinion of the directors that the resources released in this process have been redeployed in the business to achieve greater return. Our strategy for growth remains constant and comprises three elements:

* the continued organic growth of our pharmaceutical business;

* the internal development of new proprietary products; and

* the acquisition or licensing of products that complement and strengthen our existing activities.

During the six-month period ended 31 March 2003 we have made excellent progress in all elements of the business as we continue to build position in our markets. We have again achieved record sales and profit growth, our recent corporate activity has expanded our US product portfolio, and our investment in R&D was rewarded by our first major NDA approval in the United States. We believe our strategy is well set for the future and we approach the second half of 2003 with much confidence.

Note:

Forward looking statements in this report, including, without limitation, statements relating to Galen's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Galen to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. These factors include, among others, the following: Galen's ability to manage its growth, government regulation affecting the development, manufacture, marketing and sale of pharmaceutical products, customer acceptance of new products, competitive factors in the industries in which Galen operates, the loss of key senior management or scientific staff, exchange rate fluctuations, general economic and business conditions, and other factors described in filings of Galen with the SEC. Galen undertakes no obligation to publicly update or revise any forward looking statement, whether as a result of new information, future events or otherwise.

Unaudited results for the period ended 31 March 2003

Consolidated profit and loss account - UK GAAP
	Unaudited Quarter ended 31 March		Unaudited Six months ended 31 March		Audited Year ended 30 September
	2003	2002	2003	2002	2002
	$'000	$'000	$'000	$'000	$'000
Turnover
Pharmaceutical products	89,209	56,664	157,852	111,554	235,221
Pharmaceutical services - discontinued operations	-	19,711	-	42,239	61,325
Total turnover	89,209	76,375	157,852	153,793	296,546
Cost of sales	17,775	23,842	33,103	50,033	89,983
Gross profit	71,434	52,533	124,749	103,760	206,563
Net operating expenses
Selling, general and administrative expenses	29,957	24,258	52,894	47,723	81,433
Research and development	6,650	4,785	12,087	9,204	20,565
Goodwill amortisation	5,842	5,767	11,605	11,611	23,255
Intangibles amortisation	7,220	3,941	11,972	7,934	17,197
Total net operating expenses	49,669	38,751	88,558	76,472	142,450
Operating profit
Before amortisation of goodwill and intangibles:
Pharmaceutical products	34,827	19,913	59,768	38,234	94,690
Pharmaceutical services - discontinued operations	-	3,577	-	8,599	9,875
Total before goodwill and intangibles amortisation	34,827	23,490	59,768	46,833	104,565
Goodwill amortisation	(5,842)	(5,767)	(11,605)	(11,611)	(23,255)
Intangibles amortisation	(7,220)	(3,941)	(11,972)	(7,934)	(17,197)
Total operating profit
Pharmaceutical products	21,765	10,775	36,191	19,828	55,584
Pharmaceutical services - discontinued operations	-	3,007	-	7,460	8,529
	21,765	13,782	36,191	27,288	64,113
Gain on sale of discontinued operations	-	-	-	10,852	104,984
Investment income	213	2,087	2,697	4,601	10,894
Profit on ordinary activities before interest	21,978	15,869	38,888	42,741	179,991
Interest payable and similar charges	1,588	5,066	3,248	13,290	30,592
Profit on ordinary activities before taxation	20,390	10,803	35,640	29,451	149,399
Tax on profit on ordinary activities	3,834	1,847	6,313	6,533	13,461
Profit on ordinary activities after taxation	16,556	8,956	29,327	22,918	135,938
Minority interests	-	-	-	46	46
Profit for the financial period	16,556	8,956	29,327	22,872	135,892
Dividends	3,474	2,635	3,474	2,635	8,353
Retained profit for the financial period	13,082	6,321	25,853	20,237	127,539
Earnings per share (cents)	9.0	4.8	16.0	12.4	73.4
Diluted earnings per share (cents)	9.0	4.8	15.9	12.4	72.9
Adjusted earnings per share (cents)	16.1	10.1	28.9	19.5	47.8
Adjusted diluted earnings per share (cents)	16.1	10.0	28.8	19.4	47.5

Unaudited results for the period ended 31 March 2003

Consolidated balance sheet - UK GAAP
	Unaudited 31 March		Audited 30 September
	2003	2002	2002
	$'000	$'000	$'000
Fixed assets
Intangible assets	1,214,113	760,103	756,672
Tangible assets	62,699	109,164	60,840
	1,276,812	869,267	817,512
Current assets
Stocks	26,139	26,411	26,902
Debtors	52,505	59,916	37,260
Cash at bank and in hand	50,029	290,216	313,012
	128,673	376,543	377,174
Creditors: amounts falling due within one year	155,612	78,888	75,866
Net current (liabilities) / assets	(26,939)	297,655	301,308
Total assets less current liabilities	1,249,873	1,166,922	1,118,820
Creditors: amounts falling due after more than one year	181,017	257,392	50,953
Provisions for liabilities and charges	1,352	8,478	3,410
Deferred income	6,001	5,961	6,189
Net assets	1,061,503	895,091	1,058,268

Capital and reserves
Called up share capital	29,622	27,265	29,578
Share premium account	382,727	348,934	382,749
Capital redemption reserve	323	-	323
Merger reserve	457,800	457,800	457,800
Profit and loss account	191,031	61,092	187,818
Equity shareholders' funds	1,061,503	895,091	1,058,268

Unaudited results for the period ended 31 March 2003

Consolidated cash flow statement - UK GAAP
	Unaudited Quarter ended 31 March		Unaudited Six months ended 31 March		Audited Year ended 30 September
	2003	2002	2003	2002	2002
	$'000	$'000	$'000	$'000	$'000
Net cash inflow from operating activities	36,231	20,154	58,928	39,726	93,451
Returns on investments and servicing of finance
Interest paid	(3,162)	(4,936)	(3,275)	(13,311)	(35,174)
Interest received	1,889	1,920	3,599	4,605	10,815
	(1,273)	(3,016)	324	(8,706)	(24,359)
Taxation
Corporation tax paid	(2,925)	(655)	(5,091)	(1,905)	(6,634)
Capital expenditure
Purchase of tangible fixed assets	(1,891)	(3,563)	(4,409)	(10,605)	(17,086)
Purchase of intangible fixed assets	(502,918)	(39,744)	(502,918)	(42,352)	(43,694)
Government grant received	307	-	307	-	2,161
	(504,502)	(43,307)	(507,020)	(52,957)	(58,619)
Acquisitions and disposals
Sale of businesses (net of costs)	-	(596)	(324)	34,717	230,789
Acquisition costs and deferred consideration payments	-	(8,771)	-	(8,838)	(9,118)
	-	(9,367)	(324)	25,879	221,671
Equity dividends paid	(5,767)	(4,465)	(5,767)	(4,498)	(7,449)
Net cash flow before management of liquid resources and financing	(478,236)	(40,656)	(458,950)	(2,461)	218,061
Management of liquid resources
Decrease in short term deposits	282,500	26,279	264,500	40,072	27,523
Financing
Issue of ordinary share capital (net of expenses)	790	2,271	21	102	247
Purchase of own shares	-	-	-	-	(11,813)
Loan notes repaid	-	-	-	(19,754)	(112,623)
Loans received / (repaid) (net)	196,336	(6,241)	196,198	(6,289)	(132,126)
Principal repayment under hire purchase agreements	(113)	-	(252)	(140)	(549)
	197,013	(3,970)	195,967	(26,081)	(256,864)
Increase / (decrease) in cash in the period	1,277	(18,347)	1,517	11,530	(11,280)

Unaudited results for the period ended 31 March 2003

Notes to results

1 Basis of preparation

The financial information for the quarter ended 31 March 2003 and 2002, which is unaudited and does not constitute statutory accounts, has been prepared using accounting policies consistent with those set out in the group's 30 September 2002 statutory accounts.

The abridged financial information for the year ended 30 September 2002 has been extracted from the group's statutory accounts for that year, which have been filed with the Registrar of Companies. The report of the auditors on those accounts was unqualified.

As stated in the 2002 results, the predominant focus for Galen's pharmaceutical activities is now the US where market opportunities exceed those in Europe and other territories. The US accounts for more than 75% of Galen's total revenues. The Group has decided to adopt the US Dollar as its functional currency and has reported these financial results in US dollars.

  Earnings per share

Earnings per ordinary share is based on profit for the financial period and on the weighted average number of ordinary shares in issue during the period, excluding those held in the employee share trust. Diluted earnings per share is calculated using an adjusted number of shares reflecting the number of dilutive shares under option. Adjusted earnings per share figures reflecting the results from continuing operations before the impact of exceptional items and goodwill and intangibles amortisation have been calculated to provide shareholders with a clearer understanding of the underlying trading performance of the group (see below).

The weighted average numbers of shares used in the calculation of earnings per share are as follows:
	Quarter ended 31 March		Six months ended 31 March		Year ended 30 September
	2003 Number	2002 Number	2003 Number	2002 Number	2002 Number
Weighted average number of shares:
Basic	183,404,495	184,901,919	183,343,764	184,844,558	185,244,963
Diluted	183,813,839	186,195,464	183,919,191	186,320,589	186,330,634

	Quarter ended 31 March		Six months ended 31 March		Year ended 30 September
Adjusted earnings per share (cents)	2003	2002	2003	2002	2002
Earnings per ordinary share	9.0	4.8	16.0	12.4	73.4
Adjustments (net of tax):
Gain on sale of businesses	-	-	-	(4.7)	(54.5)
Goodwill and intangibles amortisation	7.1	5.3	12.9	10.5	21.8
Exceptional costs of notes redemption	-	-	-	1.3	7.1
Adjusted earnings per share - basic	16.1	10.1	28.9	19.5	47.8

Summary of differences between UK and US Generally Accepted Accounting Principles ("GAAP")

  Profit for the financial year and shareholders' funds

The group financial statements are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments to profit for the financial period and equity shareholders' funds are set out in the tables below:
	6 months to 31 March
	2003	2002
	$'000	$'000
	Unaudited
(a) Reconciliation of profit for the financial year to US GAAP
Profit for the financial period under UK GAAP	29,327	22,872
US GAAP adjustments:
Amortisation of goodwill	11,605	11,611
Amortisation of intangibles	(1,537)	(893)
Depreciation of interest capitalised	(26)	(26)
Deferred taxation	(4,790)	(3,994)
Compensation expense	(162)	(159)
Deferred tax effect of US GAAP adjustments	220	376
US GAAP adjustments total	5,310	6,915
Profit for the financial period under US GAAP	34,637	29,787

	As at 31 March 2003	As at 30 September 2002
	$'000	$'000
	Unaudited
(b) Effect on equity shareholders' funds of differences between UK GAAP and US GAAP
Equity shareholders' funds under UK GAAP	1,061,503	1,058,268
US GAAP adjustments:
Acquisition accounting	(124,979)	(135,047)
Functional currency adjustment	21,906	-
Amortisation of goodwill relating to contingent consideration	1,665	1,665
Capitalisation of interest	2,528	2,554
Deferred taxation	(28,770)	(24,200)
Employee benefit trust	(10,716)	(11,153)
Share premium account	10,716	11,153
Dividends	3,474	5,767
US GAAP adjustments total	(124,176)	(149,261)
Equity shareholders' funds under US GAAP	937,327	909,007

Unaudited consolidated statement of operations - US GAAP

(In thousands of US dollars, except per share data)
	Quarter ended March 31		Six months ended March 31
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000
Revenues
Product revenue	89,209	56,664	157,852	111,554
Operating expenses
Cost of sales (excluding depreciation shown separately below)	16,689	11,087	30,963	24,125
Selling, general and administrative	29,621	19,934	52,251	38,056
Research and development	6,650	4,507	12,087	8,769
Depreciation	1,516	1,294	2,971	2,542
Amortisation	8,212	4,386	13,509	8,827
Total operating expenses	62,688	41,208	111,781	82,319
Operating income	26,521	15,456	46,071	29,235
Other income (expense)
Interest income	213	2,050	2,697	4,537
Interest expense	(1,588)	(6,011)	(3,248)	(13,948)
Total other income (expense)	(1,375)	(3,961)	(551)	(9,411)
Income before taxes	25,146	11,495	45,520	19,824
Provision for income taxes	5,357	2,480	10,883	5,769
Income from continuing operations	19,789	9,015	34,637	14,055
Discontinued operations:
Earnings from discontinued operations (net of tax charge of $2,219)	-	4,116	-	7,042
Gain on disposal of discontinued operations (net of tax charge of $2,163)	-	-	-	8,690
Net income	19,789	13,131	34,637	29,787
Basic net income per ordinary share:
- continuing operations	10.8	4.9	18.9	7.6
- earnings and gain on disposal of discontinued operations	-	2.2	-	8.5
Basic net income per ordinary share	10.8	7.1	18.9	16.1
Diluted net income per ordinary share:
- continuing operations	10.8	4.9	18.8	7.1
- earnings and gain on disposal of discontinued operations	-	2.1	-	8.4
Diluted net income per ordinary share	10.8	7.0	18.8	16.0
Basic net income per ADS equivalent:
- continuing operations	43.2	19.5	75.6	30.4
- earnings and gain on disposal of discontinued operations	-	8.9	-	34.1
Basic net income per ADS equivalent	43.2	28.4	75.6	64.5
Diluted net income per ADS equivalent:
- continuing operations	43.1	19.4	75.3	30.2
- earnings and gain on disposal of discontinued operations	-	8.8	-	33.7
Diluted net income per ADS equivalent	43.1	28.2	75.3	63.9
Weighted average ordinary shares outstanding
Basic	183,404,495	184,901,919	183,343,764	184,844,558
Diluted	183,813,839	186,195,464	183,919,191	186,320,589
Weighted average ADS equivalents outstanding
Basic	45,851,124	46,225,480	45,835,941	46,211,140
Diluted	45,953,460	46,548,866	45,979,797	46,580,147

Unaudited consolidated balance sheets - US GAAP

(In thousands of US dollars)
	As at March 31	Audited As at September 30
	2003	2002
	$'000	$'000
Assets
Current assets:
Cash and cash equivalents	50,029	313,012
Accounts receivable, net	35,387	32,869
Inventories	26,139	26,902
Deferred tax asset	7,590	7,718
Prepaid expense and other assets	17,122	4,397
	136,267	384,898
Property, plant and equipment, net	65,227	63,394
Intangible assets, net	1,179,599	623,939
Total assets	1,381,093	1,072,231
Liabilities
Current liabilities:
Accounts payable	10,998	14,007
Accrued and other liabilities	59,743	44,053
Current instalments of long-term debt	66,526	616
Current instalments of obligation under capital leases	274	392
Income taxes	14,616	11,052
Total current liabilities	152,157	70,120
Other liabilities:
Long-term debt, excluding current instalments	180,926	50,729
Long-term obligations under capital leases, excluding current instalments	91	224
Deferred income taxes	104,591	35,962
Other non-current liabilities	6,001	6,189
Total liabilities	443,766	163,224
Shareholders' equity
Ordinary shares, par value (pounds sterling) 0.10 per share; 250,000,000 (September 30, 2002;250,000,000) shares authorised, 188,077,951 shares issued and outstanding at March 31, 2003 and 187,805,263 issued and outstanding at September 30, 2002	30,003	29,981
Additional paid in capital	677,580	677,417
Retained earnings	220,676	191,806
Treasury stock	(23,893)	(23,893)
Accumulated other comprehensive income	32,961	33,696
Total shareholders' equity	937,327	909,007
Total liabilities and shareholders' equity	1,381,093	1,072,231

Unaudited consolidated statements of cash flows - US GAAP

(In thousands of US dollars)
	Quarter ended 31 March		Six months ended March 31
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000
Cash flows from operating activities
Net income	19,789	13,131	34,637	29,787
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation	1,516	2,459	2,971	4,963
Amortisation of intangibles	8,212	4,386	13,509	8,827
Profit on sale of business	-	-	-	(10,853)
Amortisation of government grants	(280)	(443)	(506)	(992)
Minority interest	-	-	-	47
Changes in assets and liabilities:
Increase in accounts receivable, prepaid expense and other assets	(14,621)	(3,128)	(14,955)	(9,394)
Decrease/(increase) in inventories	26	76	763	(2,160)
Increase in accounts payable, accrued liabilities and other liabilities	15,472	74	12,911	3,290
Income taxes	2,362	(3,020)	5,899	2,636
Foreign exchange (loss)/gain	(442)	2,263	(1,068)	3,270
Net cash provided by operating activities	32,034	15,798	54,161	29,421

Cash flows from investing activities
Purchase of tangible fixed assets	(1,891)	(3,458)	(4,409)	(10,526)
Purchase of intangible fixed assets	(502,918)	(39,710)	(502,918)	(42,037)
Government grants received	307	-	307	-
Proceeds from sale of businesses (net of costs)	-	-	(324)	35,758
Deferred consideration and acquisition costs	-	(8,772)	-	(8,772)
Net cash used in investing activities	(504,502)	(51,940)	(507,344)	(25,577)
Cash flows from financing activities
Long term debt (repaid)/obtained	196,336	(16,137)	196,198	(8,782)
Loan notes repaid	-	-	-	(20,000)
Payments under capital leases	(113)	(172)	(252)	(313)
Cash dividends paid	(5,767)	(4,465)	(5,767)	(4,465)
Proceeds from share capital issue (net of expenses)	790	1,352	21	101
Net cash provided by (used in) financing activities	191,246	(19,422)	190,200	(33,459)

Net increase in cash and cash equivalents	(281,222)	(55,564)	(262,983)	(29,615)
Cash and cash equivalents, beginning of period	331,251	348,220	313,012	326,076
Foreign exchange adjustment on cash and cash equivalents	-	(2,441)	-	(6,246)
Cash and cash equivalents, end of period	50,029	290,215	50,029	290,215